UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of February 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA WATER WINS CONTRACT TO UPGRADE

AND EXTEND THE CZAJKA WASTEWATER TREATMENT PLANT

IN WARSAW, POLAND

Paris, February 11, 2008. Veolia Water, via its subsidiary Veolia Water Solutions & Technologies, has won a contract in a consortium including Warbud, the Polish civil engineering company, and WTE, the German water company, to upgrade and extend the Czajka wastewater treatment plant in Warsaw, Poland. Attributed by Warsaw’s public water and wastewater authority following an international call for tenders, the contract is worth an estimated amount of approximately €500 million for the consortium, of which approximately €148 million is for Veolia Water.

The new plant will have the capacity to treat 435,000 cubic meters of wastewater per day, and up to 515,000 cubic meters per day in peak periods. With a population of 2 million inhabitants, Warsaw is being faced with considerable growth in its volumes of wastewater, which are well above the 200,000 cubic meter/day capacity of the current Czajka plant.

The upgrading and extension of the plant will be carried out in successive phases in order to enable the plant to continue operating throughout the period of the works, scheduled for completion at the end of 2010. After completion, Czajka will be the biggest wastewater treatment plant in Poland.

Veolia Water Solutions & Technologies will implement technologies developed by its subsidiaries OTV and Kruger to treate wastewater and eliminate odours through a chemical scrubbing system.

“Growth in Eastern European countries is resulting in very significant demand to renew wastewater systems, which have to comply with European environmental standards and meet the needs generated by the increase in urban populations. Through this contract Veolia Water, already very present in this part of Europe, particularly in the Czech Republic, Romania, Slovakia and Hungary, thereby consolidates its presence in Poland,” said Antoine Frérot, Chief Executive Officer of Veolia Water.

Veolia Water has been operating in Poland since 1990, offering services in the design, construction and installation of water production and wastewater treatment systems and equipment mainly in Krakow, Kielce and Rybnik. The company has also been providing 85,000 people with water and wastewater services as the operator for the municipalities of Tarnowskie Gory and Miasteczko Slaskie (Silesia) since 2002, and for the municipality of Wozniki since 2005.

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide.

With 77,800 employees, its 2007 revenues amounted to €10,9 billion. www.veoliawater.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services.

With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €32,6 billion in 2007. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 11, 2008

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary